Exhibit (a)(5)(B)

EFiled: Sep 02 2015 04:58PM EDT Transaction ID 57807635 Case No. 11464-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MARTIN GAUTHIER, On Behalf of	)
Himself and All Others Similarly	)
Situated,	)
)
Plaintiff,	)
)
v.	) Civil Action No.
)
BLYTH, INC., ROBERT B.	)
GOERGEN, ROBERT B. GOERGEN,	)
JR., JANE DIETZE, ANDREW	)
GRAHAM, BRETT M. JOHNSON,	)
IIAN KAUFTHAL, JIM	)
MCTAGGART, HOWARD E. ROSE,	)
JIM WILLIAMS, THE CARYLE	)
GROUP LP, CB SHINE HOLDINGS,	)
LLC, and CB SHINE MERGER SUB,	)
INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Blyth, Inc. (“Blyth” or the “Company”) against Blyth and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on August 31, 2015 (the “Proposed Transaction”), pursuant to which Blyth will be acquired by The Carlyle Group LP (“Carlyle Group”) and its affiliates.

2. On August 30, 2015, the Board caused Blyth to enter into an agreement and plan of merger (the “Merger Agreement”) with CB Shine Holdings, LLC (“Parent”) and CB Shine Merger Sub, Inc. (“Merger Sub,” and together with Parent and Carlyle Group, “Carlyle”). Pursuant to the terms of the Merger Agreement, Merger Sub will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Blyth for $6.00 per share in cash.

3. The Proposed Transaction is the product of a flawed process and deprives Blyth’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Blyth and Carlyle aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

5. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Blyth common stock.

6. Defendant Blyth is a Delaware corporation and maintains its principal executive offices at 1 East Weaver Street, Greenwich, Connecticut 06831. The Company is a leading marketer of candles, home fragrance, and home décor products. Blyth’s common stock is traded on the NYSE under the ticker symbol “BTH.”

7. Defendant Robert B. Goergen (“Goergen”) is the founder and Executive Chairman of the Board of Blyth.

8. Defendant Robert B. Goergen, Jr. (“Goergen, Jr.”) is currently the Chief Executive Officer (“CEO”) and a director of Blyth.

9. Defendant Jane Dietze (“Dietze”) has served as a director of Blyth since March 2014 and served as a Board member from April 2012 until November 2012. According to the Company’s website, Dietze is a member of the Audit Committee.

10. Defendant Andrew Graham (“Graham”) is currently a director of Blyth. According to the Company’s website, Graham is a member of the Audit Committee and the Nominating & Corporate Governance Committee.

11. Defendant Brett M. Johnson (“Johnson”) is currently a director of Blyth. According to the Company’s website, Johnson is Chair of the Compensation Committee.

12. Defendant IIan Kaufthal (“Kaufthal”) is currently a director of Blyth. According to the Company’s website, Kaufthal is Chair of the Nominating & Corporate Governance Committee and a member of the Compensation Committee.

13. Defendant Jim McTaggart (“McTaggart”) has served as a director of Blyth since 2004.

14. Defendant Howard E. Rose (“Rose”) has served as a director of Blyth since 1998. According to the Company’s website, Rose is Chair of the Audit Committee and is a member of the Nominating & Corporate Governance Committee.

15. Defendant Jim Williams (“Williams”) is currently a director of Blyth. According to the Company’s website, Williams is a member of the Compensation Committee.

16. The defendants identified in paragraphs seven through fifteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Blyth, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Blyth.

17. Each of the Individual Defendants at all relevant times had the power to control and direct Blyth to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Blyth stockholders.

18. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

19. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

20. Defendant Parent is a Delaware corporation with its corporate headquarters located at 1001 Pennsylvania Avenue, NW, Washington, DC 20004-2505.

21. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

22. Defendant Carlyle Group is a global alternative asset manager with $193 billion of assets under management across 128 funds and 159 fund of funds vehicles as of June 30, 2015.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the other public stockholders of Blyth (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. As of July 31, 2015, there were approximately 16,138,413 shares of Blyth common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

26. Questions of law and fact are common to the Class, including, among others: (i) whether defendants have breached their fiduciary duties owed to plaintiff and the Class and/or aided and abetted such breaches; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

29. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

30. Blyth is a direct-to-consumer business that focuses on the direct selling and direct marketing channels. The Company designs and markets candles and accessories for the home and also designs and markets health, wellness and beauty products, household convenience items, and personalized gifts through the catalog/Internet channel.

31. Blyth’s products are sold direct to the consumer under the PartyLite® brand and to consumers in the catalog/Internet channel under the Miles Kimball®, Walter Drake®, Easy Comforts®, As We Change®, Native Remedies®, and Exposures® brands.

32. PartyLite is the world’s largest direct seller of candles, fragrance accessories, and home ambiance products, and has been creating entrepreneurial home business opportunities since 1973.

33. The Company is positioned for future growth and success.

34. On February 9, 2015, Blyth announced that its Silver Star Brands business unit had acquired certain of the assets of Native Remedies® LLC (“Native Remedies”). Launched in 2002, Native Remedies is a direct-to-consumer eCommerce marketer of natural herbal dietary supplements and homeopathic products. With respect thereto, Individual Defendant Goergen Jr., CEO of Blyth, commented: “The addition of Native Remedies will complement our existing direct-to-consumer portfolio while enhancing our market share within eCommerce and allow us to strengthen our position in the growing Health, Wellness & Beauty segment. The company also fits with our strategy to seek attractively priced acquisitions that can leverage our existing expertise and infrastructure.”

35. On May 5, 2015, Blyth issued a press release wherein it announced its first quarter 2015 sales and earnings. Among other things, the Company reported that first quarter net sales increased two percent in the Catalog & Internet segment compared to the prior year.

36. On August 6, 2015, Blyth issued a press release wherein it announced its second quarter 2015 sales and earnings. Among other things, second quarter net sales increased eleven percent in the Catalog & Internet segment compared to the prior year’s level. With respect thereto, Individual Defendant Goergen Jr. commented: “Our Catalog & Internet segment sales gained over the prior year period, driven largely by the acquisition of Native Remedies® earlier this year.” Goergen Jr. continued:

PartyLite introduced the 2015 holiday catalog to North American consultants at its annual conference in late July. In addition to a robust new offering of candles, flameless fragrance and seasonal decor, this year’s catalog includes Lisa Hoffman for PartyLite® Essence of Life™ fragrance jewelry. Introduced in June, the collection includes bracelets and necklaces with charms that can be filled with wooden fragrance beads. The catalog portfolio includes 16 new fragrances and 37 new decor items, as well as the definitive and unique Escential Jar by PartyLite™. The Escential Jar debuts with a new shape, new quality features and is available in over 30 fragrances. The response of our Leaders and Consultants to the catalog, on a worldwide basis, has been enthusiastic and we expect the catalog to perform well during the remainder of the year.

The Inadequate Proposed Transaction and Deal Protection Provisions

37. Despite the Company’s prospects for future growth and success, the Board caused the Company to enter into the Merger Agreement, pursuant to which Blyth will be acquired for inadequate consideration. Indeed, the Proposed

Transaction comes at a time when there has been a temporary decline in the Company’s stock price, and the consideration being offered to the Company’s stockholders is $10.75 less per share than a recent proposal to acquire the Company.

38. The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company common stock tendered in the Tender Offer, Carlyle owns at least fifty percent of the outstanding Company common stock, Carlyle will execute a short-form merger, which will not require the consent of the Company’s stockholders.

39. To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Carlyle and are calculated to unreasonably dissuade potential suitors from making competing offers.

40. For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 6.2(a) of the Merger Agreement states:

(a) Alternative Transaction. The Company shall not, and shall cause its Subsidiaries and the Representatives of the Company or any of its

Subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Alternative Transaction Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way that would otherwise be expected to lead to, any Alternative Transaction Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any of the Company or its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Section 6.2(a) by the Company. The Company will, and will cause each of its Subsidiaries and each of the Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction Proposal[.]

41. Section 6.2(a) of the Merger Agreement further requires the following:

[The Company] will enforce, and will not waive any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Alternative Transaction Proposal and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction. The Company will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Alternative Transaction Proposal to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries. The Company agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 6.2.

42. Further, pursuant to Section 6.2(c) of the Merger Agreement, the Company must advise Parent, within twenty-four hours, of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal and the identity of the party making the proposal. Section 6.2(c) of the Merger Agreement states:

(c) Notification. In addition to the obligations of the Company set forth in Sections 6.2(a), (b), and (d) hereof, as promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry relating in any way to, or that could reasonably be expected to lead to, any Alternative Transaction Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Transaction Proposal, request or inquiry and an unredacted copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as practicable (and in any event within twenty-four (24) hours) with all information as is reasonably necessary to keep Parent fully informed in all material respects of all oral or written communications regarding, and the status and terms of, and changes in any such Alternative Transaction Proposal, request or inquiry, and, shall promptly provide to Parent an unredacted copy of all written materials (including written materials provided by email or otherwise in electronic format) provided, directly or indirectly, by or to the Company, any of its Subsidiaries or any of their respective Representatives in connection with such Alternative Transaction Proposal, request or inquiry. The Company shall provide Parent with twenty-four (24) hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Alternative Transaction Proposal. Any material amendment (including the form, amount and timing of payment of consideration) to any Alternative Transaction Proposal will be deemed to be a new Alternative Transaction Proposal for the purposes of this Section 6.2.

43. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Parent a “matching right” with respect to any “Superior Proposal” made to the Company. Section 6.2(e) of the Merger Agreement provides:

(e) Notwithstanding anything to the contrary set forth in this Agreement, solely in response to a Superior Proposal, the Board of Directors of the Company may make a Company Adverse Recommendation Change or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with Section 8.1(h), only if all of the following conditions in clauses (i) through (v) are met:

(i) a Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(ii) the Acceptance Time shall not have passed;

(iii) the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the per share value of the consideration offered therein and the identity of the Person or group of Persons making the Superior Proposal), and shall have contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person or group of Persons making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”) (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new four (4) Business Day period) and (3) that it intends to effect a Company Adverse Recommendation Change and the manner in which it intends to do so or that it intends to terminate this Agreement in accordance with Section 8.1(h) in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such a Company Adverse Recommendation Change or terminating this Agreement in accordance with Section 8.1(h) , as applicable, to the extent requested by Parent, engaged in good faith negotiations with Parent during such four (4) Business Day period to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal;

(iv) the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms offered by Parent, the failure to make a Company Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.1(h) , as applicable, is inconsistent with its fiduciary duties under applicable Law; and

(v) the Company shall have complied with Section 6.2(a) and shall not have breached any of the other provisions set forth in this Section 6.2.

44. Further locking up control of the Company in favor of Carlyle is Section 8.3 of the Merger Agreement, which contains a provision for a “Termination Fee” of $3,919,986, payable by the Company to Carlyle if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. Blyth may also be required to reimburse Carlyle’s expenses up to $1.5 million.

45. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

46. Moreover, Individual Defendants Goergen and Goergen Jr., who beneficially own approximately thirty-eight percent of Blyth’s outstanding shares of common stock, have committed to support the Tender Offer. Accordingly, such shares are already locked up in favor of the Proposed Transaction.

47. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

48. The Proposed Transaction consideration is $10.75 less per share than the $16.75 per share offer from CVSL, Inc. announced by Blyth on October 29, 2013.

49. Additionally, the Company’s stock has traded higher than the Proposed Transaction price as recently as July 2, 2015. Indeed, prior to July 6, 2015, Blyth’s stock price consistently closed at (or substantially above) the Proposed Transaction price.

50. Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

51. As a result, defendants have breached their fiduciary duties that they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duties Against the Individual Defendants)

52. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

53. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Blyth’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Blyth’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Blyth’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Blyth; and (f) disclose all material information to the Company’s stockholders.

54. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

55. As alleged herein, the Individual Defendants have initiated a process to sell Blyth that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Blyth at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of Blyth’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

56. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class.

57. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties Against Blyth and Carlyle)

58. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

59. Defendants Blyth and Carlyle knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Blyth provided, and Carlyle obtained, sensitive non-public information concerning Blyth and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

60. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their Blyth shares.

61. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: September 2, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Gina M. Serra
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

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